SNOWDEN

87 Colin Street, West Perth
Western Australia 6005
Tel: (61) 8 9213 9213
Fax: (61) 8 9322 2576
www.snowdengroup.com

Perth, Brisbane, Vancouver, Johannesburg, London

Lynn Olssen B.Sc. (Geology), (CP) MAusIMM
Email: lolssen@snowdengroup.com

Date: August 2, 2007

To: The securities regulatory authorities of each of the provinces and territories of Canada
And: Buffalo Gold Ltd.

Re: Consent of Author – Mt. Kare Technical Report Update, 2007

I, Lynn Olssen, BSc (Geology), (CP) MAusIMM, do hereby consent to the public filing of the report titled Mt Kare, Technical Report Update, 2007, prepared for Buffalo Gold Ltd., dated August 1, 2007, and to extracts from or a summary of the Technical Report in the News Release dated 21st day of June 2007 by Buffalo Gold Ltd.

I also certify that I have read the News Release filed 21st day of June 2007 by Buffalo Gold Ltd. and agree that it fairly and accurately represents the information in the Technical Report triggered by the News Release.

Signed at Perth, Western Australia, this 2nd day of August 2007.

Lynn Olssen
B.Sc. (Geology), (CP) MAusIMM



Laurion CONSULTING INC

CONSULTING METALLURGICAL ENGINEERS AND PROJECT MANAGERS

302-304 W.Cordova St, Vancouver, BC. V6B 1E8.
POBox 4738 Station Terminal, Vancouver, BC V6B 4A4
E-Mail: laurion@telus.net   or   jrwfox@telus.net
Skype: jrwfox
Philippine Cell: +63 918 214 0745
UK Mobile: +44 7948 333 619

Tel: 1(604) 681 6355
Fax: 1(604) 681 4415
Cell: 1(604) 603 1215
Skype-In: (UK Tel): +44 131 208 1255
Indonesian Handphone: +62 852 4864 4167
China Mobile: +86 136 1793 0347

August 2007

Buffalo Gold Ltd.
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Government of Yukon Securities Registrar

Dear Sirs/Mesdames:

**Re: Buffalo Gold Ltd (the "Company")
            Technical Report for the Mt Kare Project – Consent of Author**

I, John R.W. Fox, P.Eng., do hereby consent to the public filing of the technical report titled "Mt Kare, Technical Report Update, 2007" and dated August 2nd (the "**Technical Report**)

Yours truly,
Laurion Consulting Inc.



John R.W. Fox, P.Eng.